

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 1, 2010

Michael El-Hillow
Chief Financial Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, Massachusetts 01752

> **Re: Evergreen Solar, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 9, 2010**
> **File No. 000-31687**

Dear Mr. El-Hillow:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief